September 19, 2024

Jennifer G. Tejada
Chief Executive Officer and Chair of Board of Directors
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94108

        Re: PagerDuty, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed May 2, 2024
            File No. 001-38856
Dear Jennifer G. Tejada:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 65

1.     We note that you have included    Net loss attributable to PagerDuty,
Inc. common
       shareholders    in column (h) of your pay versus performance table in
lieu of net income as
       required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table and throughout your disclosure, including your relationship disclosure. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial
       performance, so long as any additional disclosure is    clearly
identified as supplemental,
       not misleading, and not presented with greater prominence than the required disclosure.
       See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134
       (September 8, 2022)] at Section II.F.3.
 September 19, 2024
Page 2
2.     We note that you have identified    Operating Margin    as your
Company-Selected Measure
       pursuant to Item 402(v)(2)(vi) of Regulation S-K; however, your disclosure on pages 68
       and 70 uses the term    Non-GAAP Operating Margin.    In addition, the
term    OpMargin
       on page 39 has the same definition as    Operating Margin    in the
second sentence of
       footnote (8). Please revise to use consistent terminology for your Company-Selected
       Measure throughout your pay versus performance disclosure. Please also tell us and consider revising future disclosure, if applicable, to clarify whether
the term    OpMargin
       on page 39 is meant to represent a different value from your Company-Selected Measure
          Operating Margin.
3. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e)
       of Regulation S-K, you must provide disclosure as to how the Company-Selected
       Measure is calculated from your audited financial statements. Although the second sentence of footnote (8) appears to provide a description of how your Company-Selected
       Measure, Operating Margin, is calculated from your audited financial statements, you also refer in the first sentence of footnote (8) to information in your periodic reports for fiscal year 2023. Please note that incorporation by reference to other filings will not satisfy the disclosure requirements under Item 402(v) of Regulation S-K, and your reference to these filings is unclear considering the full description provided in footnote
(8). Please confirm
       whether the second sentence of footnote (8) represents the description of your Company-
       Selected Measure required by Item 402(v)(2)(vi) of Regulation S-K. Alternatively,
       provide us with a definition of your Company-Selected Measure, Operating Margin. In addition, please revise future filings to provide the description required by Item
       402(v)(2)(vi) of Regulation S-K without any reference to other filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Disclosure Review
Program